NO ACT

1E
10-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012745

November 16, 2009

Received SEC
NOV 16 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-16-2009

Roger J. Patterson
Managing Vice President, Counsel
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Re: The Walt Disney Company
Incoming letter dated October 23, 2009

Dear Mr. Patterson:

This is in response to your letter dated October 23, 2009 concerning the shareholder proposal submitted to Disney by William Steiner. We also have received a letter on the proponent's behalf dated October 28, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 23, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Disney's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Disney seeking approval of amendments to Disney's certificate of incorporation. You also represent that the proposal has terms and conditions that conflict with those set forth in Disney's proposals. You indicate that the proposal and the matters to be sponsored by Disney present alternative and conflicting decisions for shareholders and that submitting all of the proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Disney relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

October 23, 2009

RECEIVED
2009 OCT 29 PM 4: 30

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, "Disney" or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Disney's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Disney's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Proposal was submitted by William Steiner (the "Proponent"). The Company is advised that the Proponent is being represented by Mr. John Chevedden. The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if it excludes the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with proposals the Company intends to include in its 2010 Proxy Materials. In addition, the Company is of the view that the substance of the Proposal violates the proxy rules by containing multiple shareholder proposals, and false and misleading statements. Accordingly, the Proposal may also be excluded under Rule 14a-8(i)(3) or, if it is not excluded, certain statements in the supporting statement should be excluded.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. We are also sending a copy of this letter to Mr. Chevedden at the e-mail address he supplied. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. For the convenience of the staff, the text of the Proposal is set forth below:

500 S. Buena Vista Street, Burbank, CA 91521-0615
Tel 818.560.6126 Fax 818.563.4160 roger.patterson@disney.com

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% shareholder voting provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 88% support at the following companies in 2009:

Goldman Sachs (GS)	75%	James McRitchie (Sponsor)
Waste Management (WMI)	80%	William Steiner
FirstEnergy (FE)	80%	Ray T. Chevedden
Macy's (M)	88%	William Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance. For instance in 2009 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company –
  - "D" Overall.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay - $30 million for Robert Iger.
- Aylwin Lewis, who constituted 25% of our Executive Pay and Nomination Committees, was designated a "flagged [problem] director" due to his involvement with the board of Halliburton, which had units that filed for Chapter 11 Bankruptcy.
- We had no shareholder right to:
  1) Call a special meeting.
  2) A simple majority vote standard.
  3) Cumulative voting.
- Eight of our directors also served on boards rated "D" or "F" by The Corporate Library:

John Bryson	Boeing (BA)
John Pepper	Boston Scientific (BSX)
John Chen	Wells Fargo (WFC)

Judith Estrin	FedEx (FDX)
Monica Lozano	Bank of America (BAC)
Orin Smith	NIKE (NKE) F-rated
Robert Matschullat	Visa (V)
Susan Arnold	McDonald's (MCD)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

GROUNDS FOR EXCLUSION

1. Rule 14a-8(i)(9) – Conflicts with Company's Proposal

Under Rule 14a-8(i)(9), a shareholder proposal may be omitted from a company's proxy statement if the proposal "conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Proposal seeks to change to a simple majority voting standard all shareholder voting requirements in the Company's certificate of incorporation and bylaws that call for a greater than simple majority vote. The Proposal implicates two requirements of the Company's Restated Certification of Incorporation (the "Certificate") and the Amended and Restated Bylaws (the "Bylaws").[1]

The first is contained in Articles VII and VIII of the Certificate relating to business combinations (a merger, sale of all or substantially all of the Company's assets, or purchase of all or substantially of the assets of another entity) with persons ("Interested Persons") who hold more than 5% of the outstanding shares of the Company at the time of the transaction. Article VII requires a vote of four-fifths of the outstanding shares to approve any business combination with an Interested Person unless (i) the transaction is approved by the Company's Board of Directors and (ii) a majority of the members of the Board were members of the Board before the

[1] In addition, the Certificate requires the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote generally in the election of directors in order to increase or decrease the number of authorized shares, as required by Section 242 of the Delaware General Corporation Law. Since a change in this provision would not be in compliance with applicable laws, we do not interpret the Proposal as implicating this provision. The Certificate also contains various provisions relating to votes of separate classes of stock and these provisions require a vote of a majority of shares of the relevant class outstanding. These provisions are no longer operative, however, because the separate classes of stock referred to in these provisions are no longer outstanding.

Interested Person acquired more than 5% of the Company's shares. Article VIII requires a vote of four-fifths of outstanding the shares to amend Article VII.

The second supermajority requirement implicated by the Proposal is the requirement in Article X of the Certificate and Article IX of the Bylaws relating to amendment of the Bylaws. These provisions require a vote of two-thirds of the outstanding shares to amend the Company's Bylaws unless the amendment is approved by the Board of Directors (in which case, no shareholder vote is required).

The Board of Directors of the Company has expressed its intent to present to shareholders at the 2010 Annual Meeting proposals to amend each of the provisions of the Certificate implicated by the Proposal. Specifically, the Board intends to propose amendments to Articles VII and VIII to reduce the percentage of outstanding shares required to approve transactions with Interested Persons (and to amend this provision of the Certificate) from four-fifths to two-thirds. This is the shareholder vote that is required for approval of certain transactions with "interested stockholders" under Section 203 of the Delaware General Corporation Law. Section 203, while it differs in some respects from the provisions of the Company's Certificate, is analogous to these provisions and the Board has determined that it would be appropriate to adopt the voting standard set for in Section 203.

Second, the Board intends to propose an amendment to Article X of the Certificate (and, if that amendment is approved by shareholders, to amend Article IX of the Bylaws) to reduce the vote required for shareholder amendment of Bylaws from two-thirds of outstanding shares to a majority of outstanding shares. The Board has determined that this level of approval is appropriate to protect minority rights under the bylaws.

If included in the Company's proxy statement, the Proposal would conflict directly with the Company proposals described above. The Company's proposals seek a change in exactly the provisions implicated by the Proposal, but propose a different approach. If the Proposal were included in the proxy statement, the results of the votes on the Proposal and the Company's proposals could yield inconsistent, ambiguous or inconclusive results. For example, if the Proposal and each of the Company's proposals received a majority of votes cast, but none received the number of votes necessary to amend the Certificate, it would not be clear whether (a) the Company should take steps to implement the shareholder's Proposal by submitting amendments conforming to the Proposal at the next shareholders meeting or (b) because the Company's proposals did not pass, the Company should conclude that there is insufficient support for reducing the supermajority requirements so that submitting amendments conforming to the Proposal to a shareholder vote would be futile.

Alternatively, if the shareholder Proposal received a majority of votes cast and one or more of the Company's proposals received sufficient votes to be adopted, it would not be clear whether there would be sufficient support for further reducing the super-majority requirements.[2]

The staff has consistently granted no-action relief in reliance on under Rule 14a-8(i)(9) and its predecessor, Rule 14a8(c)(9), with respect to proposals in which an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., Best Buy Co., Inc.*(April 17, 2009) ("*Best Buy*"); AOL *Time Warner, Inc.* (March 3, 2003), *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000), *Gabelli Equity Trust* (March 15, 1993); *Fitchburg Gas and Electric Co.* (July 30, 1991). *Best Buy* involved substantively the same proposal as that presented here. As here, Best Buy put forth proposals to amend each of the provisions of its charter and bylaws implicated by the shareholder's proposal. The staff concurred that there was a basis to exclude the proposal under Rule 14a-8(i)(9).

For the foregoing reasons, the Company believe it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(9).

2. Rule 14a-8(i)(3) – Violation of Proxy Rules – Prohibited Electoral Tying Arrangement

The Proposal is inconsistent with the "unbundling" provisions of Rule 14a-4(a)(3). Under Rule 14a-8(i)(3), a shareholder proposal may be omitted from a company's proxy statement if the proposal is contrary to any of the Commission's proxy rules. Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." As the Commission explained with respect to Rule 14a-4(a) in Exchange Act Release No. 31326 (Oct. 16, 1992), the rule "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

The Proposal asks shareholders to vote on whether to ask the Board to take steps to change "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote." The Proposal does not identify the provisions affected by this request, but as described above, the Proposal implicates two distinct sets of provisions in the

[2] The situation is further complicated by the fact that the shareholder's Proposal encompasses more than one change to the Certificate, while the Company's proposals will address each change separately, so that it would not be clear whether a vote for the shareholder's Proposal expresses support for both changes or just one of the changes. We address this as a separate ground for excluding the Proposal below.

Company's Certificate and Bylaws: one dealing with business combination transactions with interested persons; the other dealing with amendment of the Company's Bylaws. The Proposal does not give shareholders the opportunity to distinguish between these two sets of provisions. Their choices are therefore restricted to voting for both changes or against both changes. However, these two sets of provisions may not be viewed equally by shareholders. A shareholder may very well approve reduction to the supermajority provision for shareholder approval of bylaw amendments but disapprove of a reduction to the supermajority provision for shareholder approval of business combination transactions, or vice versa. The Proposal does not give shareholders the opportunity to vote for one change and against the other.[3]

In similar situations, in which the proponent has not stated the proposal in a way to satisfy the "single proposal" requirement in Rule 14a-8(i)(3), the Commission has agreed to the exclusion of proposals that dealt with a single general subject matter because they presented two separate proposals. See *HealthSouth Corporation* (April 6, 2006) (exclusion of a proposal presenting two amendments to two separate and distinct provisions of the company's bylaws even though both amendments related to the size and composition of the board of directors); *Centra Software* (March 31, 2003) (exclusion of a proposal that consisted of two components related to director independence); *Fotoball, Inc.* (May 6, 1997), (exclusion of a shareholder proposal recommending amendment of the company's Certificate of Incorporation, Bylaws or governance policies to impose various requirements relating to director compensation and stock ownership). Here, the Proponent is attempting to satisfy the "single proposal" requirement of Rule 14a-8(c) by artful wording, but in doing so he restricts shareholder choices in contravention of Rule 14a-4(a)(3).

For this reason, the Company believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

3. Rule 14a-8(i)(3) – Violation of Proxy Rules – Materially False and Misleading Statements

As the Staff explained in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), Rule 14a8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading.

[3] Of course, if the Proposal were bifurcated to address the two questions separately, one of the proposals would violate Rule 14a-8(c), which limits proponents to one proposal for a particular shareholder meeting.

In this regard, we request that, if the Staff does not concur in the exclusion of the proposal in its entirety for the reasons set forth above, the Staff concur with exclusion of the following sentence of the supporting statement because of the numerous inaccuracies it contains: "Aylwin Lewis, who constituted 25% of our Executive Pay and Nomination Committees, was designated a 'flagged [problem] director' due to his involvement with the board of Halliburton, which had units that filed for Chapter 11 Bankruptcy." The false and misleading elements of this statement include the following;

- Mr. Lewis is one of five (not four) members of each of the Compensation Committee and the Governance and Nominating Committee (which are misnamed by the Proponent the "Executive Pay" and "Nomination" committees).
- The Corporate Library (to whom we assume the Proponent is referring, though this is not specified) nowhere describes a "flagged" director as a "problem" director.
- The statement fails to note that the "bankruptcy" referred to as a basis for Mr. Lewis being a flagged director was a 2004 prepackaged Chapter 11 proceeding settling all open and future asbestos- and silica-related claims against certain Halliburton subsidiaries.[4] By omitting these details and stating that it is the basis for considering Mr. Lewis a "problem" director, the statement falsely implies that the proceeding evidenced some failure of business judgment upon the part of Halliburton's directors when, in fact, the proceeding constituted nothing more than a mechanism for the efficient and effective resolution of asbestos- and silica-related claims. The statement also implies that Mr. Lewis is currently a member of the Board of Halliburton, though he has not served on the Board of Halliburton since 2005.

---

[4] See Note 10 to the financial statements contained in Halliburton's Annual Report on Form 10-K for the year ended December 31, 2008.

For this reason, the Company believe it may properly exclude the referenced sentence of the supporting statement for the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials or, alternatively, if the referenced sentence of the supporting statement of the Proposal is excluded. Please do not hesitate to call me at (818) 560-6126 or by return e-mail if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by return e-mail.

We request that you transmit your response by e-mail to the undersigned at Roger.Patterson@Disney.com and understand that you can transmit your response to the Proponent through Mr. Chevedden at FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely,

Roger J. Patterson

cc: John Chevedden
William Steiner

Attachment: Exhibit A – Proposal and correspondence

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John E. Pepper
Chairman of the Board
The Walt Disney Company
500 S Buena Vista St
Burbank CA 91521
PH: 818 560-1000
FX: 818-560-1930

Rule 14a-8 Proposal

Dear Mr. Pepper,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

William Steiner 8/25/09

William Steiner Date

cc:
cc: Alan Braverman <Alan.Braverman@Disney.com>
Corporate Secretary

[DIS: Rule 14a-8 Proposal, September 14, 2009]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% shareholder voting provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 88% support at the following companies in 2009:

Goldman Sachs (GS)	75%	James McRitchie (Sponsor)
Waste Management (WMI)	80%	William Steiner
FirstEnergy (FE)	80%	Ray T. Chevedden
Macy's (M)	88%	William Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance. For instance in 2009 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company –
  - "D" Overall.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – $30 million for Robert Iger.
- Aylwin Lewis, who constituted 25% of our Executive Pay and Nomination Committees, was designated a "flagged [problem] director" due to his involvement with the board of Halliburton, which had units that filed for Chapter 11 Bankruptcy.
- We had no shareholder right to:
  1) Call a special meeting.
  2) A simple majority vote standard.
  3) Cumulative voting.
- Eight of our directors also served on boards rated "D" or "F" by The Corporate Library:

John Bryson	Boeing (BA)
John Pepper	Boston Scientific (BSX)
John Chen	Wells Fargo (WFC)
Judith Estrin	FedEx (FDX)
Monica Lozano	Bank of America (BAC)
Orin Smith	NIKE (NKE) F-rated
Robert Matschullat	Visa (V)
Susan Arnold	McDonald's (MCD)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote

Yes on 3

Notes:
William Steiner sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel

September 21, 2009

VIA OVERNIGHT COURIER

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

This letter will acknowledge that we received on September 14, 2009, your letter dated September 14, 2009 submitting a proposal for consideration at the Company's 2010 annual meeting of stockholders regarding simple majority vote.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e), except that we have determined that you are not a registered holder of shares and you have not complied with the requirement of Rule 14a-8(b)(2)(i) that you provide a written statement from the record holder of shares you beneficially own verifying that you continuously held securities of The Walt Disney Company for at least one year. As required by Rule 14a-8(f)(1), you should provide us with this statement within 14 days of your receipt of this letter.

Sincerely yours,

Roger J. Patterson

cc: John Chevedden

Registered In-House Counsel
500 South Buena Vista Street / Burbank, California 91521 / 818-560-1257 Fax 818-563-4160 / roger.patterson@disney.com

Patterson, Roger

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, October 02, 2009 7:51 AM
To:	Patterson, Roger
Cc:	Alan Braverman
Subject:	Rule 14a-8 Broker Letter-(DIS)
Attachments:	CCE00000.pdf

Mr. Patterson,
Please see the attached broker letter. Please advise whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

cc: William Steiner

DJF

DISCOUNT BROKERS

Date: 2 OCT 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4100 shares of Walt Disney Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/14/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-2-09	# of pages ▶
To Roger Patterson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 818-560-1930	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Patterson, Roger

From: Patterson, Roger
Sent: Monday, October 05, 2009 11:07 AM
To: olmsted
Subject: RE: Rule 14a-8 Broker Letter-(DIS)

There are no additional procedural items under 14a-8, questions 1 through 5.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 02, 2009 7:55 AM
To: Patterson, Roger
Subject: Rule 14a-8 Broker Letter-(DIS)

Mr. Patterson,
Please see the attached broker letter. Please advise whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

cc: William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

October 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Walt Disney Company (DIS)
William Steiner's Rule 14a-8 Proposal

Ladies and Gentlemen:

This responds to the October 23, 2009 no action request. At this point the proposed company action is purely speculative. For this reason it is requested that the staff not grant this no action request.

The company in effect claims that if the company had six supermajority provisions, that a proponent must spend six years to address the supermajority topic.

Additionally, the company does not dispute that Mr. Lewis was one of four members, etc. during the time period specified in the rule 14a-8 proposal. The company does not dispute that The Corporate Library term "flagged director" replaces the "problem director" term and that the current definition of a "flagged director" includes the word "problem."

The company parsing of words on bankruptcy is addressed by the following text included with the proposal:

> This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
>
>> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>>
>> ...
>>
>> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>>
>> ...
>>
>> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

For these reasons it is requested that the staff not grant this no action request. It is also respectfully requested that the shareholder have the last opportunity to submit material – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Roger Patterson <Roger.Patterson@disney.com>

The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

October 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, "Disney" or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Disney's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Disney's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Proposal was submitted by William Steiner (the "Proponent"). The Company is advised that the Proponent is being represented by Mr. John Chevedden. The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if it excludes the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with proposals the Company intends to include in its 2010 Proxy Materials. In addition, the Company is of the view that the substance of the Proposal violates the proxy rules by containing multiple shareholder proposals, and false and misleading statements. Accordingly, the Proposal may also be excluded under Rule 14a-8(i)(3) or, if it is not excluded, certain statements in the supporting statement should be excluded.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. We are also sending a copy of this letter to Mr. Chevedden at the e-mail address he supplied. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. For the convenience of the staff, the text of the Proposal is set forth below:

500 S. Buena Vista Street, Burbank, CA 91521-0615
[illegible]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% shareholder voting provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 88% support at the following companies in 2009:

Goldman Sachs (GS)	75%	James McRitchie (Sponsor)
Waste Management (WMI)	80%	William Steiner
FirstEnergy (FE)	80%	Ray T. Chevedden
Macy's (M)	88%	William Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance. For instance in 2009 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company –
  "D" Overall.
  "High Governance Risk Assessment."
  "Very High Concern" in executive pay - $30 million for Robert Iger.
- Aylwin Lewis, who constituted 25% of our Executive Pay and Nomination Committees, was designated a "flagged [problem] director" due to his involvement with the board of Halliburton, which had units that filed for Chapter 11 Bankruptcy.
- We had no shareholder right to:
  1) Call a special meeting.
  2) A simple majority vote standard.
  3) Cumulative voting.
- Eight of our directors also served on boards rated "D" or "F" by The Corporate Library:

John Bryson	Boeing (BA)
John Pepper	Boston Scientific (BSX)
John Chen	Wells Fargo (WFC)

Judith Estrin	FedEx (FDX)
Monica Lozano	Bank of America (BAC)
Orin Smith	NIKE (NKE) F-rated
Robert Matschullat	Visa (V)
Susan Arnold	McDonald's (MCD)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

GROUNDS FOR EXCLUSION

I. Rule 14a-8(i)(9) – Conflicts with Company's Proposal

Under Rule 14a-8(i)(9), a shareholder proposal may be omitted from a company's proxy statement if the proposal "conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Proposal seeks to change to a simple majority voting standard all shareholder voting requirements in the Company's certificate of incorporation and bylaws that call for a greater than simple majority vote. The Proposal implicates two requirements of the Company's Restated Certification of Incorporation (the "Certificate") and the Amended and Restated Bylaws (the "Bylaws").[1]

The first is contained in Articles VII and VIII of the Certificate relating to business combinations (a merger, sale of all or substantially all of the Company's assets, or purchase of all or substantially of the assets of another entity) with persons ("Interested Persons") who hold more than 5% of the outstanding shares of the Company at the time of the transaction. Article VII requires a vote of four-fifths of the outstanding shares to approve any business combination with an Interested Person unless (i) the transaction is approved by the Company's Board of Directors and (ii) a majority of the members of the Board were members of the Board before the

[1] In addition, the Certificate requires the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote generally in the election of directors in order to increase or decrease the number of authorized shares, as required by Section 242 of the Delaware General Corporation Law. Since a change in this provision would not be in compliance with applicable laws, we do not interpret the Proposal as implicating this provision. The Certificate also contains various provisions relating to votes of separate classes of stock and these provisions require a vote of a majority of shares of the relevant class outstanding. These provisions are no longer operative, however, because the separate classes of stock referred to in these provisions are no longer outstanding.

Interested Person acquired more than 5% of the Company's shares. Article VIII requires a vote of four-fifths of outstanding the shares to amend Article VII.

The second supermajority requirement implicated by the Proposal is the requirement in Article X of the Certificate and Article IX of the Bylaws relating to amendment of the Bylaws. These provisions require a vote of two-thirds of the outstanding shares to amend the Company's Bylaws unless the amendment is approved by the Board of Directors (in which case, no shareholder vote is required).

The Board of Directors of the Company has expressed its intent to present to shareholders at the 2010 Annual Meeting proposals to amend each of the provisions of the Certificate implicated by the Proposal. Specifically, the Board intends to propose amendments to Articles VII and VIII to reduce the percentage of outstanding shares required to approve transactions with Interested Persons (and to amend this provision of the Certificate) from four-fifths to two-thirds. This is the shareholder vote that is required for approval of certain transactions with "interested stockholders" under Section 203 of the Delaware General Corporation Law. Section 203, while it differs in some respects from the provisions of the Company's Certificate, is analogous to these provisions and the Board has determined that it would be appropriate to adopt the voting standard set for in Section 203.

Second, the Board intends to propose an amendment to Article X of the Certificate (and, if that amendment is approved by shareholders, to amend Article IX of the Bylaws) to reduce the vote required for shareholder amendment of Bylaws from two-thirds of outstanding shares to a majority of outstanding shares. The Board has determined that this level of approval is appropriate to protect minority rights under the bylaws.

If included in the Company's proxy statement, the Proposal would conflict directly with the Company proposals described above. The Company's proposals seek a change in exactly the provisions implicated by the Proposal, but propose a different approach. If the Proposal were included in the proxy statement, the results of the votes on the Proposal and the Company's proposals could yield inconsistent, ambiguous or inconclusive results. For example, if the Proposal and each of the Company's proposals received a majority of votes cast, but none received the number of votes necessary to amend the Certificate, it would not be clear whether (a) the Company should take steps to implement the shareholder's Proposal by submitting amendments conforming to the Proposal at the next shareholders meeting or (b) because the Company's proposals did not pass, the Company should conclude that there is insufficient support for reducing the supermajority requirements so that submitting amendments conforming to the Proposal to a shareholder vote would be futile.

Alternatively, if the shareholder Proposal received a majority of votes cast and one or more of the Company's proposals received sufficient votes to be adopted, it would not be clear whether there would be sufficient support for further reducing the super-majority requirements.[2]

The staff has consistently granted no-action relief in reliance on under Rule 14a-8(i)(9) and its predecessor, Rule 14a8(c)(9), with respect to proposals in which an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., Best Buy Co., Inc.* (April 17, 2009) ("*Best Buy*"); AOL *Time Warner, Inc.* (March 3, 2003), *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000), *Gabelli Equity Trust* (March 15, 1993); *Fitchburg Gas and Electric Co.* (July 30, 1991). *Best Buy* involved substantively the same proposal as that presented here. As here, Best Buy put forth proposals to amend each of the provisions of its charter and bylaws implicated by the shareholder's proposal. The staff concurred that there was a basis to exclude the proposal under Rule 14a-8(i)(9).

For the foregoing reasons, the Company believe it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(9).

2. Rule 14a-8(i)(3) – Violation of Proxy Rules – Prohibited Electoral Tying Arrangement

The Proposal is inconsistent with the "unbundling" provisions of Rule 14a-4(a)(3). Under Rule 14a-8(i)(3), a shareholder proposal may be omitted from a company's proxy statement if the proposal is contrary to any of the Commission's proxy rules. Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." As the Commission explained with respect to Rule 14a-4(a) in Exchange Act Release No. 31326 (Oct. 16, 1992), the rule "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

The Proposal asks shareholders to vote on whether to ask the Board to take steps to change "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote." The Proposal does not identify the provisions affected by this request, but as described above, the Proposal implicates two distinct sets of provisions in the

---

[2] The situation is further complicated by the fact that the shareholder's Proposal encompasses more than one change to the Certificate, while the Company's proposals will address each change separately, so that it would not be clear whether a vote for the shareholder's Proposal expresses support for both changes or just one of the changes. We address this as a separate ground for excluding the Proposal below.

Company's Certificate and Bylaws: one dealing with business combination transactions with interested persons; the other dealing with amendment of the Company's Bylaws. The Proposal does not give shareholders the opportunity to distinguish between these two sets of provisions. Their choices are therefore restricted to voting for both changes or against both changes. However, these two sets of provisions may not be viewed equally by shareholders. A shareholder may very well approve reduction to the supermajority provision for shareholder approval of bylaw amendments but disapprove of a reduction to the supermajority provision for shareholder approval of business combination transactions, or vice versa. The Proposal does not give shareholders the opportunity to vote for one change and against the other.[3]

In similar situations, in which the proponent has not stated the proposal in a way to satisfy the "single proposal" requirement in Rule 14a-8(i)(3), the Commission has agreed to the exclusion of proposals that dealt with a single general subject matter because they presented two separate proposals. See *HealthSouth Corporation* (April 6, 2006) (exclusion of a proposal presenting two amendments to two separate and distinct provisions of the company's bylaws even though both amendments related to the size and composition of the board of directors); *Centra Software* (March 31, 2003) (exclusion of a proposal that consisted of two components related to director independence); *Fotoball, Inc.* (May 6, 1997), (exclusion of a shareholder proposal recommending amendment of the company's Certificate of Incorporation, Bylaws or governance policies to impose various requirements relating to director compensation and stock ownership). Here, the Proponent is attempting to satisfy the "single proposal" requirement of Rule 14a-8(c) by artful wording, but in doing so he restricts shareholder choices in contravention of Rule 14a-4(a)(3).

For this reason, the Company believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

3. Rule 14a-8(i)(3) – Violation of Proxy Rules – Materially False and Misleading Statements

As the Staff explained in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), Rule 14a8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading.

---

[3] Of course, if the Proposal were bifurcated to address the two questions separately, one of the proposals would violate Rule 14a-8(c), which limits proponents to one proposal for a particular shareholder meeting.

In this regard, we request that, if the Staff does not concur in the exclusion of the proposal in its entirety for the reasons set forth above, the Staff concur with exclusion of the following sentence of the supporting statement because of the numerous inaccuracies it contains: "Aylwin Lewis, who constituted 25% of our Executive Pay and Nomination Committees, was designated a 'flagged [problem] director' due to his involvement with the board of Halliburton, which had units that filed for Chapter 11 Bankruptcy." The false and misleading elements of this statement include the following;

- Mr. Lewis is one of five (not four) members of each of the Compensation Committee and the Governance and Nominating Committee (which are misnamed by the Proponent the "Executive Pay" and "Nomination" committees).
- The Corporate Library (to whom we assume the Proponent is referring, though this is not specified) nowhere describes a "flagged" director as a "problem" director.
- The statement fails to note that the "bankruptcy" referred to as a basis for Mr. Lewis being a flagged director was a 2004 prepackaged Chapter 11 proceeding settling all open and future asbestos- and silica-related claims against certain Halliburton subsidiaries.[4] By omitting these details and stating that it is the basis for considering Mr. Lewis a "problem" director, the statement falsely implies that the proceeding evidenced some failure of business judgment upon the part of Halliburton's directors when, in fact, the proceeding constituted nothing more than a mechanism for the efficient and effective resolution of asbestos- and silica-related claims. The statement also implies that Mr. Lewis is currently a member of the Board of Halliburton, though he has not served on the Board of Halliburton since 2005.

[4] See Note 10 to the financial statements contained in Halliburton's Annual Report on Form 10-K for the year ended December 31, 2008.

For this reason, the Company believe it may properly exclude the referenced sentence of the supporting statement for the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials or, alternatively, if the referenced sentence of the supporting statement of the Proposal is excluded. Please do not hesitate to call me at (818) 560-6126 or by return e-mail if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by return e-mail.

We request that you transmit your response by e-mail to the undersigned at Roger.Patterson@Disney.com and understand that you can transmit your response to the Proponent through Mr. Chevedden at FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely,

Roger J. Patterson

Roger J. Patterson

cc: John Chevedden
William Steiner

Attachment: Exhibit A – Proposal and correspondence

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John E. Pepper
Chairman of the Board
The Walt Disney Company
500 S Buena Vista St
Burbank CA 91521
PH: 818 560-1000
FX: 818-560-1930

Rule 14a-8 Proposal

Dear Mr. Pepper,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

William Steiner — 8/25/09
William Steiner — Date

cc:
cc: Alan Braverman <Alan.Braverman@Disney.com>
Corporate Secretary

[DIS: Rule 14a-8 Proposal, September 14, 2009]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% shareholder voting provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 88% support at the following companies in 2009:

Goldman Sachs (GS)	75%	James McRitchie (Sponsor)
Waste Management (WMI)	80%	William Steiner
FirstEnergy (FE)	80%	Ray T. Chevedden
Macy's (M)	88%	William Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance. For instance in 2009 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company –
  - "D" Overall.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – $30 million for Robert Iger.
- Aylwin Lewis, who constituted 25% of our Executive Pay and Nomination Committees, was designated a "flagged [problem] director" due to his involvement with the board of Halliburton, which had units that filed for Chapter 11 Bankruptcy.
- We had no shareholder right to:
  1) Call a special meeting.
  2) A simple majority vote standard.
  3) Cumulative voting.
- Eight of our directors also served on boards rated "D" or "F" by The Corporate Library:

John Bryson	Boeing (BA)
John Pepper	Boston Scientific (BSX)
John Chen	Wells Fargo (WFC)
Judith Estrin	FedEx (FDX)
Monica Lozano	Bank of America (BAC)
Orin Smith	NIKE (NKE) F-rated
Robert Matschullat	Visa (V)
Susan Arnold	McDonald's (MCD)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
William Steiner sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

The Walt Disney Company

September 21, 2009

VIA OVERNIGHT COURIER

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

This letter will acknowledge that we received on September 14, 2009, your letter dated September 14, 2009 submitting a proposal for consideration at the Company's 2010 annual meeting of stockholders regarding simple majority vote.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e), except that we have determined that you are not a registered holder of shares and you have not complied with the requirement of Rule 14a-8(b)(2)(i) that you provide a written statement from the record holder of shares you beneficially own verifying that you continuously held securities of The Walt Disney Company for at least one year. As required by Rule 14a-8(f)(1), you should provide us with this statement within 14 days of your receipt of this letter.

Sincerely yours,

Roger J. Patterson

cc: John Chevedden

Patterson, Roger

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, October 02, 2009 7:51 AM
To:	Patterson, Roger
Cc:	Alan Braverman
Subject:	Rule 14a-8 Broker Letter-(DIS)
Attachments:	CCE00000.pdf

Mr. Patterson,
Please see the attached broker letter. Please advise whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

cc: William Steiner

DJF

DISCOUNT BROKERS

Date: 2 OCT 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ISMA & OMB Memorandum M-07 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4100 shares of Walt Disney Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/14/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-2-09	# of pages ▶
To Ray Patterson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 818-520-1930	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Patterson, Roger

From: Patterson, Roger
Sent: Monday, October 05, 2009 11:07 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Broker Letter-(DIS)

There are no additional procedural items under 14a-8, questions 1 through 5.

From: olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 02, 2009 7:55 AM
To: Patterson, Roger
Subject: Rule 14a-8 Broker Letter-(DIS)

Mr. Patterson,
Please see the attached broker letter. Please advise whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

cc: William Steiner